
SEC MAIL PROCESSING
RECEIVED
MAR - 2 2007
WASH, D.C.
152
SECTION

cM


07001869

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51030

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2006 (MM/DD/YY) AND ENDING December 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PCE Investment Bankers, Inc. (a subsidiary of PCE Holdings, Inc.)

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

250 Park Avenue South, Suite 600
(No. and Street)

Winter Park, (City) Florida (State) 32789 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael W. Poole (407) 599-4966
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Scearce, Satcher & Jung, P.A.
(Name – *if individual, state last, first, middle name*)

243 W. Park Avenue, Suite 200 (Address) Winter Park (City) Florida (State) 32789 (Zip Code)

PROCESSED
APR 13 2007
THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael W. Poole, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PCE Investment Bankers, Inc. (a subsidiary of PCE Holdings, Inc.), as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBORAH DOMROSKI
MY COMMISSION # DD 250353
EXPIRES: September 16, 2007
1-800-3-NOTARY
FL Notary Discount Assoc. Co.

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PCE INVESTMENT BANKERS, INC.
(A Subsidiary of PCE Holdings, Inc.)

FINANCIAL REPORT
(AUDITED)

December 31, 2006

CONTENTS

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
CARLA M. HANSEN, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P. O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT

Stockholders
PCE Investment Bankers, Inc.
(A Subsidiary of PCE Holdings, Inc.)
Winter Park, Florida

We have audited the accompanying statement of financial condition of PCE Investment Bankers, Inc. (a subsidiary of PCE Holdings, Inc.), as of December 31, 2006, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of PCE Investment Bankers, Inc. (a subsidiary of PCE Holdings, Inc.) as of December 31, 2006, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 9 and 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Scearce, Satcher & Jung, P.A.

Winter Park, Florida
January 25, 2007

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

ASSETS

ASSETS		
Cash	$	109,401
Trade accounts receivable		181,335
Furniture, fixtures and equipment, at cost, net of accumulated depreciation of $88,163		5,621
Other		1,062
	$	297,419

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	$	-
STOCKHOLDER'S EQUITY		
Common stock:		
Class A common stock, voting, $.01 par value; 50,000 shares authorized, 8,000 shares issued and outstanding		80
Class B common stock, non-voting, $.01 par value; 50,000 shares authorized, 2,000 shares issued and outstanding		20
Additional paid-in-capital		529,794
Accumulated deficit		(232,475)
		297,419
	$	297,419

The Notes to Financial Statements are an integral part of this statement.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF OPERATIONS

Year Ended December 31, 2006

REVENUE		
Fees	$ 3,366,905	
Interest income	28,793	
		$ 3,395,698
OPERATING EXPENSES		
Contract labor	1,764,144	
General and administrative expenses	880,429	
Loss on asset disposal	265	
Depreciation	12,290	
		2,657,128
Net income		$ 738,570

The Notes to Financial Statements are an integral part of this statement.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

Year Ended December 31, 2006

	Class A Common Voting	Class B Common Non-Voting	Additional Paid-In Capital	Accumulated Deficit
BALANCE, December 31, 2005	$ 80	$ 20	$ 529,794	$ (91,045)
Distributions to stockholder	-	-	-	(880,000)
Net income	-	-	-	738,570
BALANCE, December 31, 2006	$ 80	$ 20	$ 529,794	$ (232,475)

The Notes to Financial Statements are an integral part of this statement.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

STATEMENT OF CASH FLOWS

Year Ended December 31, 2006

CASH FLOWS FROM OPERATING ACTIVITIES		
Fees received	$ 3,230,571	
Interest received	28,793	
Payments for contract labor	(1,764,144)	
Fees and expenses paid	(880,429)	
Net cash provided by operating activities		$ 614,791
CASH FLOWS FROM FINANCING ACTIVITIES		
Distribution to stockholder	(880,000)	
Net cash used in financing activities		(880,000)
NET DECREASE IN CASH		(265,209)
CASH, beginning		374,610
CASH, ending		$ 109,401

RECONCILIATION OF NET INCOME TO NET CASH PROVIDED BY OPERATING ACTIVITIES		
Net income		$ 738,570
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	$ 12,290	
Loss on asset disposal	265	
Increase in trade accounts receivable	(136,334)	
		(123,779)
Net cash provided by operating activities		$ 614,791

The Notes to Financial Statements are an integral part of this statement.

NOTES TO FINANCIAL STATEMENTS

Note 1. Nature of Business and Summary of Significant Accounting Policies

Nature of Business: PCE Investment Bankers, Inc., (the "Company") was incorporated in July 1997 under the name of Poole Carbone Capital Partners, Inc., for the purpose of offering investment banking, consulting, and broker/dealer services to its clients. A legal name change to its current form was effected in May 2003. Effective January 1, 2006, the Company is a wholly-owned subsidiary of PCE Holdings, Inc. The Company has not yet begun operations as a broker/dealer in the business of buying and selling securities for individual clients, but has provided investment banking and consulting services for its clients.

Revenue recognition: Revenue includes fees for services and contracts completed in the current year. Revenue also includes non-refundable retainer fees on contracts which have not yet been completed.

Accounts receivable: Accounts receivable represent fees due for consulting services that have been completed during the year. As of December 31, 2006, no allowance for uncollectible accounts was considered necessary.

Furniture and fixtures: Furniture and fixtures are recorded at cost and are depreciated using the straight-line method over the estimated useful lives of the assets.

Income taxes: The Company elected to be taxed as an S-corporation on its income in accordance with Section 1362 of the Internal Revenue Code. In addition, under provisions of the Internal Revenue Code, effective January 1, 2006, the Company is a qualified subchapter S subsidiary and all income tax information of the Company is included in the income tax return of PCE Holdings, Inc. Accordingly, no provision or liability for income taxes is reflected in these financial statements.

Use of estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and disclosures. Accordingly, the actual amounts could differ from those estimates. Any adjustments applied to estimated amounts are recognized in the year in which such adjustments are determined.

Note 2. Operating Leases

The Company entered into a sublease for office space that commenced in September 1999 and expired in March 2003. The Company subsequently exercised an extension of the sublease for a period of five years beginning April 2003. The renewal of the sublease requires monthly installments of $5,672 and provides for annual escalations.

During October 2002, the Company entered into an agreement with a related party under which the sublease will be paid by the related party and a ratable share will be collected from the Company through a management fee. The Company is still primarily responsible for the sublease obligation at December 31, 2006. This agreement is more fully described at Note 5.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

NOTES TO FINANCIAL STATEMENTS
(Continued)

Note 2. Operating Leases (continued)

The following is a schedule by years of future minimum rentals under the operating sublease at December 31, 2006:

Year ended December 31,	
2007	$ 71,524
2008	17,939
	$ 89,463

Note 3. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2006, the Company had net capital of $109,401, which was $104,401 more than the required net capital of $5,000. The ratio of aggregate indebtedness to net capital at December 31, 2006 was zero to one.

Note 4. Liabilities Subordinated to Claims of Creditors

The Company has no liabilities subordinated to claims of creditors. The Company operates pursuant to the (k)(2)(i) exemptive provision of SEC Rule 15c3-3 and is therefore exempt from the computation for determination of reserve requirements. The Company is exempt from the possession and control requirements under SEC Rule 15c3-3 in that it will carry no customer accounts, promptly transmit all customer funds and deliver all securities received in connection with activity as a broker/dealer, and effectuate all financial transactions with customers through one or more accounts designated as "Special Account for the Exclusive Benefit of Customers of PCE Investment Bankers, Inc."

Note 5. Related Party Transactions

Under a reorganization agreement dated January 1, 2006, the stockholders of PCE Investment Bankers, Inc. exchanged their individual shares of the Company for individual ownership interests in PCE Holdings, Inc. As of that date, the Company became a wholly-owned subsidiary of PCE Holdings, Inc.

The company is under common control with sister companies, PCE Advisory, LLC; PCE Stratus Valuations, LLC, and PCE Indexes, LLC. No consulting services have been performed on behalf of this entity or its subsidiaries for the year ended December 31, 2006.

In addition, PCE Management, Inc. (PCEM) is a subsidiary of PCE Holdings, Inc. On October 1, 2002, the Company entered into a management agreement with PCEM under which certain overhead expenses and other costs would be paid to PCEM monthly in addition to a fee for management services. On July 1, 2004, the Company entered into a separate management agreement with PCEM under which payroll and payroll related expenses would be paid to PCEM monthly. Consequently, operating results and financial position may be different than if these entities were autonomous. Total fees and expenses of $2,641,256 were paid to PCEM for the year ended December 31, 2006. As of December 31, 2006, the Company had satisfied all liabilities incurred on its behalf by PCEM.

Note 6. Concentration of Credit Risk

The Company maintains cash and cash equivalents at a financial institution. Cash balances at this financial institution totaling $100,000, are insured by the Federal Deposit Insurance Corporation. The uninsured cash balance at December 31, 2006 was $9,301. Management believes the risk of loss associated with the uninsured cash balances to be minimal.

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

COMPUTATION OF NET CAPITAL

December 31, 2006

Total equity from statement of financial condition		$ 297,419
Deduct ownership equity not allowable for net capital		-
Total capital		297,419
Deductions and other charges		
Non-allowable assets:		
Unsecured trade accounts receivable	$ 181,335	
Furniture and fixtures, net	5,621	
Other	1,062	
Total non-allowable assets		188,018
Net capital		109,401
Minimum net capital required		5,000
Net capital		$ 104,401
Aggregate indebtedness		$ -
Ratio of aggregate indebtedness to net capital		0 to 1

PCE INVESTMENT BANKERS, INC.
(A SUBSIDIARY OF PCE HOLDINGS, INC.)

RECONCILIATION OF COMPUTATION OF NET CAPITAL
(AUDITED REPORT VS. UNAUDITED REPORT)
December 31, 2006

Net capital (unaudited)	$	109,401
Audit adjustments made:		
None		-
Net capital (audited)	$	109,401

SCEARCE, SATCHER & JUNG, P.A.
CERTIFIED PUBLIC ACCOUNTANTS

KENNETH L. SCEARCE, CPA
DAVID A. SATCHER, CPA
CARLA M. HANSEN, CPA
DONALD L. JUNG, CPA (Retired)

243 WEST PARK AVENUE, SUITE 200
WINTER PARK, FL 32789

(407) 647-6441
(407) 645-0099 FAX

P.O. BOX 3060
WINTER PARK, FL 32790

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Stockholders
PCE Investment Bankers, Inc.
(A Subsidiary of PCE Holdings, Inc.)
Winter Park, Florida

In planning and performing our audit of the financial statements and supplemental schedules of PCE Investment Bankers, Inc. (a Subsidiary of PCE Holdings, Inc.), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS · MEMBER · FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Accuracy, Datcher & Jung, P.A

Winter Park, Florida
January 25, 2006

END